

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

March 8, 2011

Peter Dong
Chief Financial Officer
Tri-Tech Holding, Inc.
16th Floor of Tower B, Renji Plaza No. 101
Jingshun Road, Chaoyang District
Beijing, People's Republic of China 100102

Re: Tri-Tech Holding, Inc.
Form 10-K for the Year Ended December 31, 2009
Forms 10-Q for Periods Ended March 31, 2010,
June 30, 2010 and September 30, 2010
Form 8-K Filed August 11, 2010
File No. 1-34427

Dear Mr. Dong:

We have reviewed your response letter dated February 25, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 9.A Controls and Procedures, page 34

1. We note your response to comment six from our letter dated January 28, 2011 and your responses to comments two and four through eight from our letter dated December 28, 2010. We understand that your finance manager has and maintains a Certified Internal Auditor qualification and that the qualification does not require any specific U.S. GAAP knowledge or experience. We acknowledge that your CFO and your finance manager attend training sessions on U.S. GAAP and SEC compliance issues and that your audit committee financial expert has provided various financial oversight responsibilities at other entities. However, based on your responses, it does

not appear that you have accounting personnel with sufficient experience in maintaining books and records and preparing financial statements in accordance with U.S. GAAP. If you do not have accounting personnel with sufficient experience, this would appear to be a material weakness in your internal controls over financial reporting as defined in Exchange Act Rule 12b-2 and Rule 1-02 of Regulation S-X. Therefore, in this situation, please ensure that your Form 10-K for the year ended December 31, 2010 includes a management report on internal control over financial reporting that clearly states internal control over financial reporting is not effective and provides clear disclosure of the material weakness identified by management, i.e. that you do not have accounting personnel with sufficient experience in preparing financial statements and maintaining books and records in U.S. GAAP. You should also clearly state that your disclosure controls and procedures are not effective for the same reason. In future filings, please also provide related risk factor disclosure to the extent required.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or Nudrat Salik, Staff Accountant at (202) 551-3692 if you have questions.

Sincerely,

Rufus Decker
Accounting Branch Chief

cc: Bradley Haneberg, Kaufman & Canoles
via facsimile (804) 771-5777